United States Securities and Exchange Commission
                            Washington, D.C. 20549

                                  FORM 10-SB
             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS
     Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                          Worldwide E Commerce, Inc.
                      (formerly Worldwide Energy, Inc.)
                ---------------------------------------------
                (Name of Small Business Issuer in its Charter)


       OKLAHOMA                                     75-5555555
 --------------------------               ----------------------------
(State or Other Jurisdiction of            (I.R.S. Employer I.D. No.)
incorporation or organization)


                              3168 Bel Air Drive
                             Las Vegas, NV 89109
                     ------------------------------------
                   (Address of Principal Executive Offices)


        Issuer's Telephone Number, including area code: (702) 792-8404
                                                        ---------------


Securities Registered under Section 12(b) of the Exchange Act:

     Title of each class          Name of each exchange on which registered

             NONE                                NONE
        ----------------                 -----------------------------

Securities Registered under Section 12(g) of the Exchange Act:

                     $0.001 Par Value Common Voting Stock
                   ---------------------------------------
                               (Title of Class)

                              Table of Contents

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS

ITEM 2.   PLAN OF OPERATION

ITEM 3.   DESCRIPTION OF PROPERTY

ITEM 4.   SECURITY OWNERSHIP OF BENEFICIAL OWNERS

ITEM 5.   DIRECTORS, EXECUTIVE, OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.   EXECUTIVE COMPENSATION

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.   DESCRIPTION OF SECURITIES

                                   PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND DIVIDENDS OF WORLDWIDE E COMMERCE, INC. AND OTHER SHAREHOLDER MATTERS

ITEM 2.   LEGAL PROCEEDINGS

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4.   RECENT SALE OF UNREGISTERED SECURITIES

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS


                                   PART F/S


                                   PART III

ITEM 1.   INDEX TO EXHIBITS

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Overview
---------

During the past eighteen months, Worldwide E Commerce, Inc. (formerly "World Wide Energy, Inc."), an Oklahoma corporation ("the Company"), has redirected its business focus from holding leases for the mining of low-sulfur coal from proven reserves located in Wayne County, Utah to becoming a holding company for Internet and e-commerce subsidiaries. The Company's primary asset is its rights in and to three (3) leases from the State of Utah's Trust Lands Administration (hereinafter the Company's Coal Leases") to extract coal from proven reserves encompassed by the Company's Coal Leases.

On September 8, 1999, the Company entered into an Asset Purchase Agreement (hereinafter "the World Link Asset Purchase Agreement") with World Link Capital, L.L.C., a Nevada limited liability company (hereinafter "World Link"). Under the World Link Asset Purchase Agreement, the Company will convey to World Link its rights in and to the Company's Coal Leases. The transactions contemplated by the World Link Asset Purchase Agreement are sometimes hereinafter referred to as the "World Link Asset Purchase". The World Link Asset Purchase Agreement was an arms-length transaction; World Link is not in any way related to or affiliated with the Company or any of the Company's affiliates. To the best of the Company's knowledge and information, World Link's members or managers are not shareholders of the Company. None of the Company's affiliates are directors or principals of World Link.

The World Link Asset Purchase Agreement provides that World Link will pay the Company $200 million, less commission and fees (which total approximately $30 million), for the rights in and to the identified leases and contract. The World Link Asset Purchase has not yet closed. The primary reason it has not closed is that World Link's lender has asked to have the down payment amount reduced so that World Link will have more capital available for operations. The Company's management believes that the World Link Asset Purchase will close before June 30, 2000. In the alternative, the Company has had several inquiries from several additional third parties interested in acquiring the Company's Coal Leases on terms attractive to the Company.

The Company's management has determined that upon closing the World Link Asset Purchase, it is in the Company's best interest to no longer operate in the coal industry in any manner, and to apply the proceeds from the World Link Asset Purchase to make equity investments in entities selling products and/or services via the Internet. The Company's management intends to achieve this end by (i) establishing wholly or majority-owned subsidiaries offering services and/or products via the Internet or "e-commerce"; and/or (ii) acquiring equity positions in other entities providing products and/or services via the Internet or "e-commerce." Under either scenario, the Company's cash reserves from the World Link Asset Purchase would be applied to one or more of the following:(i)developing and/or acquiring the rights or licenses to products and/or services for Internet delivery; (ii) developing or acquiring the servers, hardware, networks and other technology necessary to make the products and/or services deliverable over the Internet; (iii) marketing the selected products and/or services to the general public; (iv) hiring experienced management and other key personnel; and (v) providing seed money to defray general operating costs until such time as the entities are independently viable.


History of the Company
----------------------

The Company was originally incorporated under the Laws of the State of
Oklahoma as "River Rouge Corporation" on April 7, 1987.     The Company
remained dormant until 1996. On April 11, 1996, River Rouge Corporation obtained an Amended and Restated Certificate of Incorporation from the State of Oklahoma, changing the Company's name to "C/Grip: Inc.".

From April 11, 1996 through June 24, 1998, the Company was engaged in developing a business locating lost or missing children as well as providing safeguards against kidnapping. On June 24, 1998 the board of directors of the Company authorized the creation of a new Oklahoma Corporation, Advanced Concept Technologies, Inc. ("ACT") that was not a subsidiary of or associated in any way with the Company. The Company then transferred all of its assets relating to locating lost or missing children to ACT in exchange for all of ACT's outstanding shares of capital stock. In addition, ACT assumed sole responsibility for all of the Company's debts and liabilities relating to the business of locating lost or missing children. The Company then distributed all of

ACT's capital stock to its shareholders in a spin-off distribution.

On September 15, 1998 the Company and Green River Coal, Inc., a Utah Corporation (hereinafter "Green River Coal"), entered into a Tax Free Exchange and Reorganization (hereinafter "the Green River Reorganization"). Pursuant to the Green River Reorganization, the Company exchanged 13,216,448 of its common shares for 100,000 outstanding shares of Green River Coal's common stock, which constituted one hundred percent (100%) of Green River Coal's
outstanding shares of common stock.    The shares issued in the Green River
Reorganization were exempt from registration with the Securities and Exchange Commission ("the SEC"). See, Part II, Item 4 ("Recent Sales of Unregistered Securities"). Green River Coal owned all of the assets that were later conveyed under the World Link Asset Purchase Agreement. This transaction is accounted for as a reverse acquisition.

Concurrent with the Green River Reorganization, the Company changed its name from "C/Grip: Inc." to "World Wide Energy, Inc." On December 16, 1999, the Company obtained an Amended and Restated Certificate of Incorporation from the State of Oklahoma, changing the Company's name to "Worldwide E Commerce, Inc."

The World Link Asset Purchase Agreement
---------------------------------------

On September 8, 1999, the Company entered into the World Link Asset Purchase Agreement, which calls for the Company to transfer its coal leases to World Link for $200 million, less commission and fees, to net $169,925,000. Terms of payment under the World Link Asset Purchase Agreement call for the Company to receive $100,000,000 as a down payment and the remaining $100,000,000 to be paid $75,000,000 one year from the date of the original down payment, and $25,000,000 to be paid two years from the date of the original down payment.

World-Link is a Nevada limited liability company and is in Joint Venture with Barnett Group Holdings, LLC, Golden Burro Minerals, CA. (located in Falcon State, Venezuela), TransMar Coal, Inc. South American Coal Sales and Venezuela Coal Terminal in Venezuela. World Link holds contracts for shipping coal to the Pacific Rim. World Link intents for the Utah low sulfur coal to be used to blend with coal World Link is mining in Venezuela in order to meet the Clean Air Act requirements. World Link's Managing Director, Mr. H. Van Hoose, has over 30 years of experience managing coal businesses. Pacific International Capital Corporation, a well-known international lender, has approved a loan to World Link for the purchase of the assets identified in the World Link Asset Purchase Agreement.

The World Link Asset Purchase has not yet closed. The primary reason it has not closed is that World Link's lender has asked to have the down payment amount reduced so that World Link will have more capital available for operations. The Company's management believes that the World Link Asset Purchase will close before June 30, 2000. In the alternative, the Company has had several inquiries from several additional third parties interested in acquiring the Company's Coal Leases on terms attractive to the Company.

The transactions contemplated by the World Link Asset Purchase Agreement are sometimes hereinafter referred to as the "World Link Asset Purchase". The World Link Asset Purchase Agreement was an arms-length transaction; World Link is not in any way related to or affiliated with the Company or any of the Company's affiliates. To the best of the Company's knowledge and information, World Link's members or managers are not shareholders of the Company. None of the Company's affiliates are directors or principals of World Link.

Green River Coal, Inc., a Utah corporation incorporated on October 1, 1990, has owned the following coal leases since October 1, 1990: 6 sections totaling 3,712.72 acres of Emery Seam coal and 3,712.72 acres of Ferron Seam coal, both located in or near the recognized Henry Mountain coalfield in Wayne County, Utah.

Mr. Winfield Moon, the former Chairman of the Company, acquired the leases in 1988 for approximately $1.6 million. In 1990 he transferred the leases into Green River Coal, Inc., of which his wife, Theolene D. Moon, was the sole shareholder. Ms. Moon is the President of the Company. In 1988 when Mr. Moon acquired the leases, the leases had no proven reserves. As evidenced by 240 core holes drilled and proven, it is now known that these properties contain 47,105,000 tons of low-sulfur coal reserves. These proven coal reserves were appraised to have a market value of $174,288,000 as reported in an appraisal report on Green River Coal, Inc., prepared by Guy L. Wiggs, a registered professional engineer, dated February 28, 1996. Mr. Wiggs's report is consistent with the Utah Geological and Mineralogical Survey, affiliated with the College of Mines and Mineral Industries at the University of Utah, Salt Lake City, Utah.

The coal reserves were appraised again in March 2000 by John S. Berge of the American Association of Petroleum Geologists. In that appraisal, dated March 11, 2000, the proven coal reserves were appraised to have a market value of $266,863,000.

Effective in January 1995, the Clean Air Act imposed a maximum sulfur content of 1.2% on all coal used in the United States. Many domestic utility companies with coal-fired plants are burning coal gleaned from the Eastern United States with a sulfur content of between 4% to 6%. The sulfur content of the Green River coal is below 1%. Under the Clean Air Act, low sulfur coal can be blended with high sulfur coal and thus meet the emission requirements of the Clean Air Act. The lower sulfur content provisions of the Clean Air Act greatly enhance the value of the Green River Coal leases.

Internet Strategy
-----------------

The Company's new business focus calls for the Company to identify emerging companies and/or technologies that meet its investment criteria and use the proceeds from the World Link Asset Purchase to invest in these companies. The target companies will be evaluated based on the type of technology they offer, the potential market for the technology, the feasibility of making its goods and/or services accessible to the general public via the Internet, financial history and overall viability, its business plan (short and long range), trends in the relevant market, the management team's experience and overall acumen, and the company's overall operations. If the Company's goals and interests are mutually compatible with the target company's, the Company will, in exchange for an equity position in the target company, provide funding to assist the target company in its operations. The Company would likewise anticipate assisting the target company with marketing, management, and research and development. The Company may also purchase or otherwise acquire on its own accord the rights to technology that is compatible with Internet delivery to the general public.

The Company's management will classify all target companies as either "Level One" or "Level Two." Level One companies are those that generate real pre-tax profits, have a minimum of $2 million in annual revenues, and need an infusion of capital and/or management to reach a higher level of revenues and profits. Level Two companies are those that have sales of at least $1 million annually but are not quite running at a profit, but could become profitable with an infusion of capital and/or management.

The Company's financial and technical management team will determine the target company's needs. It is anticipated that no entity will receive more than approximately one third of its allocated investment funds until it meets certain performance gates established pursuant to its written agreement with the Company. Upon each infusion of subsequent capital, new guidelines and goals will be established.

The Company has also established an investment methodology that the Company's management believes will greatly enhance its ability to identify desirable target companies. This methodology is a simple but very effective money management program. Level One enterprises should offer a reasonable return with relatively small risk. Accordingly, most of the Company's investment capital will be reserved for these companies. Level Two enterprises have a higher level of risk but also offer a commensurately higher prospective return; thus, they will receive the second highest pool of capital. Additionally, no more than ten percent of the total finds allocated to either Level One or Level Two enterprises will be invested in any single enterprise. At the discretion of the Company's management, the Company may also invest in public companies or other companies.

The Company's management believes that there exist very few holding companies specializing in Internet/technology enterprises that have the internal capability to evaluate the target company's technology/service, provide management talent, and assist in marketing and financing the target company's efforts.

On December 13, 1999 the Company entered into a binding letter of intent with Usetheexpert.com. On December 22, 1999, the Company rescinded the letter of intent when Usetheexpert.com failed to provide the financial documentation necessary to finalize the transaction. This rescission was amicable and both parties executed mutual releases.

Risk Factors
-------------

     Lack of Operating History
     -------------------------

The Company has no history of operations, making it difficult to assess the Company's future operating performance or future financial results or condition.

     Unpredictability of Future Revenues
     -----------------------------------


The Company expects to derive its revenues from the sale of advertising on Web sites controlled by the Company and from commissions on electronic commerce transactions between the Company's viewers and its advertisers. The Company does not believe that it will be able to attract advertisers to its Web sites unless it can develop and maintain a viewer base of sufficient size and economic means to offer prospective advertisers meaningful exposure of their products and/or services. The Company cannot ensure investors that viewers generally will be receptive to its proposed programming content, in which event the Company's future revenue generation capabilities will be materially impaired.


     Unpredictability of the Internet and Web Traffic
     -------------------------------------------------

The Company's success will depend on market acceptance of the Company's Web sites. Without viewers accepting the sites' themes and the content, the Company will be unable to attract sufficient visitors to sustain profitability. Internet advertising is a new and rapidly evolving industry whose demand and market acceptance has yet come to full fruition. The Company's ability to generate revenue will depend on a number of factors, including pricing or advertising of other Web sites, the amount of traffic on the Company's Web sites, the Company's ability to demonstrate user demographic characteristics that are attractive to advertisers, and establishing desirable advertising agency relationships.


     Accessibility to Web Sites
     --------------------------

The Company will rely on telecommunication carriers to provide accessibility to the Company's Web sites over the Internet. Since the Company will not own and/or control accessibility, it will have to compete with others for information and data transmission.

It is possible that telecommunication carriers will not be able to keep up with the demand for Internet access. Further, it is possible that telecommunication carriers can experience equipment and technology failures resulting in the slowly down or interruption of service in whole or in part.

The Company will advertise its Home Page Portal using "banner ads" to attract new visitors. It will be necessary for the Company to place these banner ads in sufficient number and duration to be successful. In addition, the Company's banner ads must be sufficiently attractive and unique in form and content to attract visitors' attention. Further, the banner ads will be dependent on the quality and volume of visitors to third party web sites that the Company will not control. The Company's projected revenues are based on advertising and electronic commerce, and therefore assume sufficient visitor traffic to the Home Page Portal and related Web Sites.

     Key Personnel
     -------------

The Company's success depends on its key personnel and their staying with the Company or, in the event they do not, retaining replacement personnel with the commensurate experience and acumen. The explosive growth in the Internet has created a huge demand on the talent and time of knowledgeable Internet programmers, web page designers, graphic artists, and other professionals integral to building commercial web sites. The Company will be competing with many other web site providers for desirable personnel.

     Dependence on Additional Qualified Personnel
     --------------------------------------------

The Company is dependent on its ability to attract and retain qualified personnel in product development, sales, accounting and management. Although at present there is no shortage of qualified personnel, at times, there is intense competition for qualified personnel in the areas of the Company's business. While the Company will endeavor to offer such key personnel as attractive a working environment and compensation as reasonable, it cannot guarantee success in recruiting and retaining such personnel. Such failure could have a materially adverse effect on the Company.

     Competition
     -----------

There are numerous Web sites already established on the Internet, many of which are highly capitalized by large public companies or liquid privately held companies. The Company will compete with many of these web sites for viewers and advertisers. The Company will have to establish its ability to attract sufficient viewers to entice advertisers to pay for time and space on its Home Page Portal and related Web sites.

     International
     -------------

The Company intends to establish operations and links with other Web sites that are located in foreign countries. The laws of these foreign countries may regulate directly or indirectly the international operations of the Company's Web sites. The international regulation, laws, taxation and other issues relating to the Internet are in a rapid state of evolution. The Company will be required to operate within these evolving and undetermined parameters.

     Uncertainty Over the Company's Ability to Guard its Proprietary Rights
     ----------------------------------------------------------------------

Although the creative imagery and content of the Company's Web sites will be copyrighted and protected to the fullest extent of federal law governing trademarks, there can be no assurance that others will not infringe on those rights. The Company is newly formed with limited resources and, therefore, may not be able to adequately protect its intellectual property rights from commercial piracy, both in the United States and internationally.

     Potential Legal Liabilities
     ---------------------------

The regulation of the Internet is in a state of evolution. It is possible that the Company could be held responsible for its content as a "publisher" in the event of injury or loss experienced by a viewer. The Company will implement compliance measures to minimize this derivative liability, but cannot ensure that events occasioning liability will not arise. The Company is currently self-insured, but intends on maintaining an all-risk insurance policy to the extent that said policy reasonable protects it from such legal liability.

     Control by Officers and Directors
     ---------------------------------

As of April 25, 2000, approximately 87.7% of the Company's outstanding shares of common stock were owned by officers and directors of the Company. The Company's Certificate of Incorporation does not provide for cumulative voting and, as a result, management is able to control or exert significant influence over the outcome of fundamental corporate transactions requiring stockholder approval, including, but not limited to, mergers and sales of assets, the election of the Company's Board of Directors, and the general control of the Company. Such concentration of ownership could also have the effect of delaying, deterring, or preventing a change in control of the Company that might otherwise be beneficial to stockholders.

     Technological Changes
     ---------------------

The Internet is a highly technical field with numerous and frequent changes taking place at a rapid pace. The Company is attempting to keep in step with such changes by reviewing new technologies, software, and hardware configurations. However, the Company's business may be adversely affected by its competitors' development of enhanced (e.g., faster delivery, superior video resolution or sound quality). The Company may lack sufficient financial resources to undertake the revamping of its existing technology and equipment to stay in competition with others.

    Ability to Manage Growth
    ------------------------

The Company believes that continued growth may strain its management, operations, sales and administrative personnel. In order to serve the needs of its existing and future customers, the Company has increased, and intends to continue to increase, its workforce, which requires the Company to attract, train, motivate, manage and retain qualified employees. The Company's ability to manage further growth depends in part on its ability to expand its operating, management, informational systems and distribution capacity, which may significantly increase its future operating expenses. No assurance can be given that the Company's business will grow in the future or that the Company will be able to effectively manage such growth. The Company's inability to manage its growth successfully could have a materially adverse effect on the Company.

    Unspecified Acquisitions
    ------------------------

The Company may acquire other companies and businesses and may use its stock as consideration for those acquisitions. Such acquisitions may involve speculative and risky undertakings. There are presently no plans, negotiations or understandings regarding acquisitions of other companies, businesses or assets, nor are any such discussions probable in the immediate future. In the event that the Company acquires other companies or businesses, the Company may need additional financing. Such need may require the

Company to seek capital through the sale of additional shares of its common or preferred stock. Such sales, if consummated, may be at prices below the then current book value of the Company, thereby diluting the equity of the then common or preferred stockholders.

    Number of Employees
   ---------------------

The Company currently has no employees other than its executive officers, who serve without salary and/or other remuneration. As the Company implements its business strategy, it intends to hire a Chief Operating Officer, Chief Financial Officer, and Chief Technology Officer. The terms of employment, salary, benefits, and share bonus participation programs are to be negotiated on a case-by-case basis.


ITEM 2.  PLAN OF OPERATION

On September 8, 1999, the Company entered into the World Link Asset Purchase Agreement, which calls for the Company to transfer its coal leases to World Link for $200 million less commission and fees to net $169,925,000. Terms of payment under the World Link Asset Purchase Agreement call for the Company to receive $100,000,000 as a down payment and the remaining $100,000,000 to be paid $75,000,000 one year from the date of the original down payment, and $25,000,000 to be paid two years from the date of the original down payment. This transaction has not yet closed.

Upon closing the World Link Asset Purchase, the Company will utilize the proceeds generated thereby to identify emerging companies and/or technology that meet its investment criteria and invest in these companies. The target companies will be evaluated based on the type of technology they offer, the potential market for the technology, the feasibility of making its goods and/or services accessible to the general public via the Internet, financial history and overall viability, its business plan (short and long range), trends in the relevant market, the management team's experience and overall acumen, and the company's overall operations. If the Company's goals and interests are mutually compatible with the target company's, the Company will, in exchange for an equity position in the target company, provide funding to assist the target company in its operations. The Company would likewise anticipate assisting the target company with marketing, management, and research and development.

The Company may also purchase or otherwise acquire on its own accord the rights to technology that is compatible with Internet delivery to the general public.


Liquidity
---------

The Company currently has no income or expense. Funding of its business operations will come from the sale of coal assets as described herein.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company occupies at no cost approximately 1,000 square feet consisting of executive space at the same address of its principal executive office. This location is the primary residence of the Company's Chairman.

     Mining Properties
      -----------------

The Company holds coal leases ML 43952, ML 43955 and ML 43963 from the State of Utah School and Institutional Trust Lands Administration. The coal mining leases consist of a total of 3,717.72 acres of low-sulfur coal in Wayne County, Utah. Such leases are renewable annually so long as the Company diligently engages in activity to bring the coal into commercial production. The lease renewal rates consist of an annual royalty of $3.00 per acre, plus an annual rent of $1.00 per acre. The next reassessment date for the leases is May 31, 2008. Lease expenses for 1999 were $14,871.00.

The Company's mining operations are in the developmental stage and are under contract for sale to World Link Capital, L.L.C. as described in Part 1, Item 1 ("World Link Asset Purchase Agreement").

The Company's Coal Leases are located in or near the Henry Mountain coalfield in Wayne County, Utah. The property covered under the Company's leases has never been mined. All mining operations at the property would be underground, not open-pit.

The properties contain a total of 47,105,000 tons of low-sulfur coal reserves, drilled and proven by Mr. Guy L. Wiggs, a registered professional engineer.
As of February 28, 1996, the properties' market value was $174,288,000. Mr. Wiggs is an independent third party, not affiliated with the Company or any of its affiliates. As of March 11, 2000 the properties' market value was $266,863,000, as appraised by Mr. John S. Berge of the American Association of Petroleum Geologists. Mr. Berge is an independent third party, not affiliated with the Company or any of the Company's affiliates.

Since January 1995, the "Clean Air Act" has required all end-users of coal in the United States to use only coal with a sulfur content lower than 1.2%. The sulfur content of the coalfields covered under the Company's leases is below 1.0%. The establishment of proven reserves, and the low sulfur content of those reserves, are the two factors most responsible for the dramatic increase in the market value of the coal properties since they were acquired in 1988.

ITEM 4.  SECURITY OWNERSHIP OF BENEFICIAL OWNERS.

The following table sets forth, as of April 25, 2000, the beneficial ownership of the Company's outstanding common stock of; (i) each person or group known by the Company to own beneficially more than 5% of the Company's outstanding common stock; (ii) each of the Company's executive officers; (iii) each of the Company's directors; and, (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 15,058,031 shares of common stock outstanding as of this date.

CERTAIN BENEFICIAL OWNERS

Common Stock Beneficially Owned
--------------------------------

Name and Address of               Number of Shares      Percentage
Beneficial Owners of              of Common Stock        of Class
Common Stock
-----------------                 ------------           -------

Sunstar Holdings                   12,216,448*            81.0%
Theolene D. Moon
3168 Bel Air Drive
Las Vegas, NV

Wall Street Trading Group           1,000,000**            6.6%
465 California Street
Suite 433
San Francisco, CA 94104

Amber Holdings, Inc.                  763,248***           5.1%
1404 Michell Road
Cullman, AL 35055

Notes:

*    Sunstar Holdings, Inc. (a Nevada corporation) is owned 100% by Theolene
     D. Moon, the Company's Chairman and President.

**   The beneficial owner of Wall Street Trading Group is Bruce Dorfman.

*** The beneficial owners of Amber Holdings, Inc. (a Nevada Corporation) are Debbie Shear, 901 Rosemont, N.W., Cullman, AL and Kathy Davis, 211 3rd Avenue, N.W., Cullman, AL. Ms. Shear and Ms. Davis are the adult daughters of Theolene D. Moon and Winfield Moon.

Security Ownership of Management
--------------------------------

The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                        Number of Shares                    Percentage
Name and Address        Beneficially Owned                  of Class
----------------        ------------------                  -----------
Theolene D. Moon             12,216,448*                        81.0%
3168 Bel Air Drive
Las Vegas, NV 89109

Fred Young                        2,000                         0.01%
3168 Bel Air Drive
Las Vegas, NV 89109

All Executive Officers       12,218,448                         81.0%
and Directors as a Group

* Beneficial owner of the shares is Sunstar Holdings, Inc. (a Nevada corporation) that is owned 100% by Theolene D. Moon, the Company's Chairman and President.

Changes In Control
------------------

There are no present arrangements or pledges of the Company's securities that may result in a change of control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Identification of Directors and Executive Officers.
---------------------------------------------------

The Company's directors, and executive officers and their respective ages and positions are set forth below along with certain biographical information. The Company's executive officers are appointed by our Board of Directors and serve at its discretion. Winfield Moon and Theolene D. Moon are husband and wife.

Directors and Officers

Name                    Age         Position Held
----                    ---         -------------

Theolene D. Moon         70         Chairman and President

Fred Young               67         Secretary/Treasurer/and
                                    Director

Business Experience
-------------------

Theolene D. Moon, 70, has been President and a Director of the Company since 1998. Her term expires August 2000. Mrs. Moon has been President of Birmingham Terminal (a "REIT") for over 20 years and was involved in the day-to-day operations of the business. The Trust manages over 40 properties in Real Estate investments in Alabama, California, Utah and Nevada, leasing, buying, selling and managing investments. Mrs. Moon is the wife of Winfield Moon, the former Chairman and Chief Executive Officer of the Company.

Fred Young, 67, has been the Secretary/Treasurer, Chief Financial Officer and a Director of the Company since 1998. His term expires August 2000. Mr. Young is a retired banker of 35 years and has significant experience in Senior Management. He has served as president, CEO, and director of numerous banks, financial institutions and privately held companies. Additionally, he has extensive consulting experience in Europe and the United States. Mr. Young is President and founder of CMF International, Inc.; he formed the company as an International consulting firm in 1987 and provides business and investment advisory services to startup and emerging growth companies, wealthy individuals, and the brokerage community.

ITEM 6.  EXECUTIVE COMPENSATION.

The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated.

SUMMARY COMPENSATION TABLE

Annual Compensation
-------------------

Name and Principal Position    Year  Salary ($)    Bonus
----------------------------   ----  ---------     -----

Winfield Moon                  1999      $0         $0
Chairman and CEO*

Theolene D. Moon**             1999      $0         $0
Chairman and President

Fred Young                     1999      $0         $0
Chief Financial Officer
and Secretary

* Mr. Moon resigned as Chairman and Chief Executive Officer of the Company as of December 31, 1999.

**    Ms. Moon became Chairman of the Company as of January 1, 2000.

Family Relationships
--------------------

Winfield Moon and Theolene D. Moon are husband and wife. There are no other family relationships between any director or executive officer. Amber Holdings, Inc. is 100% owned by Debbie Shear and Kathy Davis, who are the adult daughters of Theolene D. Moon and Winfield Moon. Neither Ms. Shear nor Ms. Davis shares a common residence with Winfield Moon or Theolene Moon.

Compensation of Directors
-------------------------

The Company does not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


Employment Contracts and Termination of Employment and
Change-in-Control Arrangements
--------------------------------

To date, there are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change of control of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no relationships or related transactions with executive officers of the Company.

Item 8.  DESCRIPTION OF SECURITIES

    Common Stock
    ------------

The Company is authorized to issue 40,000,000 shares of common stock, par value $.001. As of April 25, 2000, 15,058,031 shares were issued and outstanding. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record of all matters submitted to a vote of the stockholders,
(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and
(iii) to participate pro rata in any distribution of assets available for distribution upon our liquidation. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.


     Preferred Stock
     ---------------

The Company has not authorized or issued any preferred stock.

PART II

ITEM 1: MARKET PRICE FOR COMMON EQUITY AND DIVIDENDS OF WORLDWIDE E COMMERCE, INC. AND OTHER SHAREHOLDER MATTERS

The Company's common stock is traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "WEWC". The following table represents the range of the high and low bid prices of the Company's stock as reported by the Nasdaq Trading and Market Services for each calendar quarter for 1998, 1999 and 2000 through April 25, 2000. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions. As of April 25, 2000, there were 38 record shareholders of the Company's common stock.

                                        Price Range
                                       -------------
                                   High               Low
                                  ------              ----
1998:
     1st Quarter                  $  .90625           $ .09375
     2nd Quarter                  $  .6875            $ .09
     3rd Quarter                  $ 1.4375            $ .3125
     4th Quarter                  $ 1.25              $ .25

1999:
     1st Quarter                  $ 6.00              $ .40625
     2nd Quarter                  $10.125             $2.00
     3rd Quarter                  $ 7.4375            $3.625
     4th Quarter                  $ 6.50              $2.75

2000:
     1st Quarter                  $ 4.4375            $1.875
     2nd Quarter                  $ 2.71875           $2.1875
       (through April 25)


     Dividends
     ---------

The Company has not declared dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future.

     Stock Splits
     ------------

The Company has not declared any stock splits in its common stock.

ITEM 2: LEGAL PROCEEDINGS

None.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

The following discussion describes all securities sold by the Company within the past three fiscal years without registration:


1997
-----

Effective January 1, 1997, the Company had 1,206,533 shares issued and outstanding. During the calendar year ending December 31, 1997, the Company issued an additional 215,050 shares pursuant to an exemption provided by Sections 3(b) and 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, and the corresponding exemptions available under state securities laws with a total of 1,421,583 shares issued and outstanding.

* 60,550 shares were issued at a deemed value of $2.00 per share for total proceeds to the Company of $58,750.

* 44,500 shares were issued to consultants for services at a deemed value of $1.25 per share for total proceeds to the Company of $56,626.

* 35,000 shares were issued to consultants for services at a deemed value of $1.50 per share for total proceeds to the Company of $52,500.

* 75,000 shares were issued to consultants for services at a deemed value of $2.00 per share for total proceeds to the Company of $150,000.

1998
----

Effective January 1, 1998, the Company had 1,421,583 shares issued and outstanding. During the calendar year ending December 31, 1998, the Company issued an additional 13,636,448 shares pursuant to an exemption provided by Sections 3(b) and 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, and the corresponding exemptions available under state securities laws with a total of 15,058,031 shares issued and outstanding.

* 235,000 stock warrants were exercised at a deemed value of $.25 per share for total proceeds to the Company of $58,750.

* 10,000 stock warrants were exercised at a deemed value of $.50 per share for total proceeds of $5,000.

* 175,000 shares were issued to consultants for services at a deemed value of $1.50 per share in satisfaction for past services rendered.

* 13,216,448 shares were issued as part of the acquisition of Green River, Inc.

1999
----

Effective January 1, 1999, the Company had 15,058,031 shares issued and outstanding. During the calendar year ending December 31, 1999, the Company issued no additional shares of the common stock.

In each of the private transactions above, the Company believes that each purchaser (i) was aware that the securities had not been registered under federal securities laws; (ii) acquired the securities for his/her/its own account for investment purposes of the federal securities laws; (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and (iv) was aware that the certificate representing the securities would bear a legend restricting its transfer. The Company believes that, in light of the foregoing, the sale of securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

These shares were issued in reliance upon Section 4(2) of the Securities Act of 1933 as amended as a "transaction not involving a public offering."

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Chapter 18
Oklahoma General Corporation Act
Section 1031. Indemnification of Officers, Directors, Employees and Agents; Insurance

A. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the conduct was unlawful.

B. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the court shall deem proper.

C. To the extent that a present or former director, or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsection A or B of this section, or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection therewith.

D. Any indemnification under the provisions of subsection A or B of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsection A or B of this section. This determination shall be made, with respect to a person who is a director or officer at the time of the determination:

          1. By a majority vote of the directors who are not parties to the action, suit, or proceeding, even though less than a quorum;

          2. By a committee of directors designated by a majority vote of directors, even though less than a quorum;

          3. If there are no such directors, or if such directors direct, by independent legal counsel in a written opinion; or

          4. By the shareholders.

E. Expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized by the provisions of this section. Expenses incurred by former directors or officers or other employees and agents may be paid upon the terms and conditions, if any, as the corporation deems appropriate.

F. The indemnification and advancement of expenses provided by or granted pursuant to the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding an office.

G. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against liability under the provisions of this section.

H. For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation, including any constituent of a constituent, absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees, or agents, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as the person would have with respect to the constituent corporation if its separate existence had continued.

I. For purposes of this section, references to "other enterprises" shall include, but are not limited to, employee benefit plans; references to "fines" shall include, but are not limited to, any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include, but are not limited to, any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services, by the director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

J. The indemnification and advancement of expenses provided by or granted pursuant to this section, unless otherwise provided when authorized or ratified, shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of the person.

K. The district court is vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. The court may summarily determine a corporation's obligation to advance expenses including attorney's fees.


PART F/S

INDEX TO FINANCIAL STATEMENTS

The following is a list of the financial statements filed herewith:

Audited Financial Statements of the Company, as of December 31, 1999 and for the twelve month period then ended:

     Independent Accountants Report                        F-1
     Consolidated Balance Sheets                           F-2
     Consolidated Statement of Operations                  F-3
     Consolidated Statement of Stockholders Equity         F-4
     Consolidated Statement of Cash Flow                   F-5
     Notes to Financial Statements                         F-6-7

                          WORLDWIDE E COMMERCE, INC.

                      CONSOLIDATED FINANCIAL STATEMENTS

                           AS OF DECEMBER 31, 1999
              AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

      (With Report of Independent Certified Public Accountants Thereon)



                           L.L. Bradford & Company
                         Certified Public Accountants

                              TABLE OF CONTENTS


                                                                   PAGE NO.

Report of Independent Certified Public Accountants                     1

Financial Statements

   Balance Sheet                                                       2

   Statement of Operations                                             3

   Statement of Stockholders' Equity                                   4

   Statement of Cash Flows                                             5

   Notes to Financial Statements                                       6 - 7

                   <Letterhead of L.L. Bradford & Company>


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors
Worldwide E Commerce, Inc.
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheet of Worldwide E Commerce, Inc. as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worldwide E Commerce, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.




/s/ L.L. Bradford & Company

L.L. Bradford & Company
March 17, 2000
Las Vegas, Nevada

                          WORLDWIDE E COMMERCE, INC.
                          CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1999


                                    ASSETS

Coal mining leases                              $    1,602,056
                                                ---------------
  Total assets                                  $    1,602,056
                                                ===============


                     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                                     $            -
                                                ---------------
Stockholders' equity
 Preferred stock, $.001 par value, 10,000,000
  shares authorized, no shares issued                        -
 Common stock, $.001 par value, 40,000,000
  shares authorized, 15,058,031 shares issued
  and outstanding                                       15,058
 Additional paid-in capital                          2,506,632
 Accumulated deficit                                  (919,634)
                                                ---------------

  Total stockholders' equity                         1,602,056
                                                ---------------

  Total liabilities and stockholders' equity    $    1,602,056
                                                ===============


    See Accompanying Notes to Consolidated Financial Statements.

                          WORLDWIDE E COMMERCE, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998





                                             For the Years Ended December 31,
                                             --------------------------------
                                                     1999            1998
                                             ---------------- ---------------
Revenues                                     $             -  $            -

General and administrative expenses                   18,381         420,529
                                             ---------------- ---------------
Net loss before other income (expense)
 and provision for income taxes                      (18,381)       (420,529)

Other income (expense)
 Loss on sale of assets                                    -          (8,728)
 Interest                                                  -             114
                                             ---------------- ---------------
                                                           -          (8,614)

Net loss before provision for income taxes           (18,381)       (429,143)

Provision for income taxes                                 -               -
                                             ---------------- ---------------

Net loss                                     $       (18,381) $     (429,143)
                                             ================ ===============

Basic and diluted loss per common share      $        (0.001)  $       (0.073)
                                             ================ ===============
Weighted average number of common shares
 used for basic and diluted per share
  calculations                                    15,058,031       5,844,357
                                             ================ ===============

         See Accompanying Notes to Consolidated Financial Statements.

                          WORLDWIDE E COMMERCE, INC.
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                   Common Stock
                             ----------------------  Additional               Total
                              Number of              Paid-in      Accumulated Stockholders'
                              Shares       Amount    Capital      Deficit     Equity
                             ----------- ---------- ------------- ----------- -------------
Balance, January 1, 1998      1,421,583  $   1,422  $     523,581 $ (472,110) $     52,893

Stock warrants exercised
   at $.25 per share            235,000        235         58,515          -        58,750

Stock warrants exercised
   at $.50 per share             10,000         10          4,990          -         5,000

Shares issued to consultants
   for services at $1.50
   per share                    175,000        175        262,325          -       262,500

Shares issued to acquire
   Green River, Inc.         13,216,448     13,216      1,588,840          -     1,602,056

Capital contribution by
   stockholder                        -          -         50,000          -        50,000

Net loss                              -          -              -   (429,143)     (429,143)
                             ----------- ---------- ------------- ----------- -------------

Balance, December 31, 1998   15,058,031     15,058      2,488,251   (901,253)    1,602,056

Capital contribution by
   stockholder                        -          -         18,381          -        18,381

Net loss                              -          -              -    (18,381)      (18,381)
                             ----------- ---------- ------------- ----------- -------------

Balance, December 31, 1999   15,058,031  $  15,058  $   2,506,632 $ (919,634) $  1,602,056
                             =========== ========== ============= =========== =============


       See Accompanying Notes to Consolidated Financial Statements.

                                   F-4

                      WORLDWIDE E COMMERCE, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                       For the Years Ended
                                                         December 31,
                                                ------------------------------
                                                       1999           1998
                                                --------------- --------------
Cash flows from operating activities:
 Net loss                                       $      (18,381)$    (429,143)
 Adjustments to reconcile net loss to net cash
  used by operating activities:
   Depreciation                                              -         6,004
   Loss on sale of assets                                    -         8,728
   Services paid for with common stock                       -       262,500
   Changes in operating assets and liabilities:
     Decrease in other assets                                -        29,480
     Decrease in accrued liabilities                         -        (9,082)
                                                --------------- --------------

      Net cash used by operating activities            (18,381)     (131,513)
                                                --------------- --------------
Cash flows from investing activities:
  Proceeds from sale of property and equipment               -        17,763
                                                --------------- --------------

      Net cash provided by investing activities              -        17,763
                                                --------------- --------------
Cash flows from financing activities:
  Issuance of common stock                                   -        63,750
  Capital contributed by stockholder                    18,381        50,000
                                                --------------- --------------

      Net cash provided by financing activities         18,381       113,750
                                                --------------- --------------
Net change in cash                                           -             -

Cash, beginning of period                                    -             -
                                                --------------- --------------

Cash, end of period                             $            -  $          -
                                                =============== =============


Supplemental schedule on non-cash financing activities:
 13,216,448 shares of common stock issued to
  acquire all outstanding common stock of
  Green River, Inc.                             $            -  $  1,602,056
                                                =============== =============

     See Accompanying Notes to Consolidated Financial Statements.

                      WORLDWIDE E COMMERCE, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


1.   Organization and summary of significant accounting policies
      -----------------------------------------------------------

Organization - Worldwide E Commerce, Inc., formerly Worldwide Energy, Inc., was incorporated in the state of Oklahoma on April 7, 1987.

Effective September 15, 1998, Worldwide Energy, Inc. consummated an agreement and plan of reorganization with Green River Coal, Inc. (GRCI) whereby Worldwide Energy, Inc. acquired all the outstanding common stock of GRCI in exchange for 13,216,448 shares of Worldwide Energy, Inc. common stock (referred to as the "GRCI Transaction"). The GRCI Transaction has been accounted for under the pooling of interest method. Effective as of the date of consummation of the GRCI Transaction, the Company changed its name from "C:\Grip" to "Worldwide Energy, Inc."

Under generally accepted accounting principles, the acquisition of Green River Coal, Inc. is considered to be a reverse acquisition since Worldwide Energy, Inc. was a shell entity with no assets, liabilities, or operations. Accordingly, no goodwill was recorded. The post-reverse acquisition financial statements consists of Green River Coal, Inc.'s historical financial statements.

On December 16, 1999, Worldwide Energy, Inc. changed its name to Worldwide E Commerce, Inc.

Worldwide E Commerce, Inc., including the assets from the outstanding common stocks acquired from GRCI, is collectively referred to herein as the "Company" subsequent to the transaction discussed above.

The Company owns rights to 3,717.72 acres of Low Sulfur coal mining leases in Wayne County, Utah through Green River Coal, Inc., a wholly owned subsidiary. Management believes that such acreage contains 47,105,000 tons of low sulfur coal (high in BTU's ranging from 8,000 to 13,000), and meets the specifications of the Clean Air Act. Congress passed the Clean Air Act, which requires very low sulfur emissions by end users of coal, beginning in 1995. The maximum sulfur allowed to be burned after the effective date is 1.2% sulfur. Management believes that the coal on this land has a sulfur content below 1% and is one of the large areas remaining where low sulfur coal can be found in the United States.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company transactions have been eliminated.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income - The Company has no material components of other comprehensive income, and accordingly, comprehensive income is the same as net loss for the period.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                      WORLDWIDE E COMMERCE, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998



1.   Organization and summary of significant accounting policies (continued)
      -----------------------------------------------------------------------

Impairment of long-lived assets to be disposed - The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Loss per share - Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Basic earnings per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is antidilutive.

2.   Coal mining leases
      ------------------

Coal mining leases consist of 3,717.72 acres of Low Sulfur coal mines in Wayne County, Utah, as discussed in Note 1 and are recorded at the historical cost. Such leases are renewable on an annual basis at $3.00 per acre plus an annual rent of $1.00 per acre. Lease expense totaled $14,871 for each of the years ended December 31, 1999 and 1998. The future minimum royalties and rentals total $14,871 annually through 2008. The Company has not yet commenced activity to bring the coal resources into commercial production.

3.   Income taxes
      ------------

The Company did not record any current or deferred income tax provision or benefit for any of the periods presented because of continuing net losses and nominal differences.

4.   Related party transactions
      --------------------------

For the years ended December 31, 1999 and 1998, all activities of the Company have been conducted from the corporate officers' residences at no charge. There are no current or future agreements for the use of these facilities nor are there any liabilities for the past use of these facilities.

5.   Purchase agreement with World Link Capital, LLC
     ------------------------------------------------

On September 9, 1999, the Company entered into a purchase payment agreement (the "Agreement") to sell its low sulfur coal leases to World Link Capital, LLC for $200,000,000. The Agreement requires an initial installment of $100,000,000 at the close of escrow and the remaining balance to be paid over a two-year period from the close of escrow. The Agreement also has a provision giving the Company the option to acquire 25% of the equity of World Link Capital, LLC. As of the date of this report, the Agreement has not been finalized or any installment payments made.

PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit
Number      Description
--------    -----------

2.1.1       Certificate of Incorporation of River Rouge Corporation, dated
            April 7, 1987

2.1.2 Amended Certificate of Incorporation of River Rouge Corporation, dated April 28, 1987

2.1.3 Amended & Restated Certificate of Incorporation of C/Grip: Inc., dated April 11, 1996

2.1.4       Amended Certificate of Incorporation of C/Grip:Inc.

2.1.5 Amended Certificate of Incorporation Worldwide E Commerce, Inc., dated December 15, 1999

2.2         Bylaws

6.1 Asset Purchase Agreement by and among Worldwide Energy, Inc. and World Link Capital, LLC, dated September 8, 1999

8.1 Agreement and Plan of Reorganization between Green River Coal, Inc. and Worldwide Energy, Inc., dated August 25, 1998

27.1        Financial Data Schedule

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, Worldwide E Commerce, Inc. has caused this registration statement to be signed on its behalf by the undersigned, each of whom is duly authorized.


Date April 27, 2000.              Worldwide E Commerce, Inc.


                                 By: /s/ Theolene D. Moon
                                     -------------------------
                                         Theolene D. Moon
                                         Chairman and President


                                 By: /s/ Fred Young
                                     --------------------------
                                         Fred Young
                                         Secretary/Treasurer and Director